Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535

April 12, 2011

                                                        J.P.Morgan

                                                        April 2011

                                                        J.P. Morgan Structured Investments

                                                        The S and P 500(R) Risk Control 10%

                                                        Excess
                                                        Return Index

                                                        Strategy Guide

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the
Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as any relevant product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to the S and P 500(R) Risk Control 10% Excess Return Index (the "Index") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Index, the S and P 500(R) Index or the S and P 500(R) Total Return Index.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index.
J.P. Morgan provides no assurance or guarantee that the securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P.

J.P.Morgan

Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMSI is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Standard and Poor's(R)," "S and P(R)," "S and P 500(R)" and "S and P 500(R) Risk Control 10%" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. This transaction is not sponsored, endorsed, sold or promoted by S and P, and S and P makes no representation regarding the advisability of purchasing securities generally or financial instruments issued by JPMorgan Chase and Co. S and P has no obligation or liability in connection

with the administration, marketing, or trading of products linked to the S and P 500(R) Risk Control 10% Excess
Return Index.

J.P.Morgan

Overview

The S and P 500(R) Risk Control 10% Excess Return Index (the "S and P 500 Risk Control Index" or the "Index") provides investors with a broad U.S. equities index that has the potential for greater stability and lower overall risk when compared to the S and P 500(R) Total Return Index.

The S and P 500 Risk Control Index tracks the performance of a hypothetical portfolio that invests in the S and P
500(R) Total Return Index (the "Underlying Index"), which reflects dividend reinvestment in the S and P 500(R)
Index, and is funded at LIBOR. The Underlying Index is

sometimes referred to as the "SPTR" or "S and P 500(R) TR". The exposure of the S and P 500 Risk Control Index to the
Underlying Index can range from 0% to 150%, and is determined by the level of observed volatility in equity returns. This exposure is dynamically adjusted on a daily basis to target a 10% level of volatility, though there is no guarantee the Index will achieve this target.

Key features of the Index include:

o    exposure to the S and P 500(R) Total Return Index with the benefit of a risk control mechanism that targets an annualized volatility of 10%

o    exposure adjusted on a daily basis with the ability to employ leverage of up to 150% during periods of low volatility

o    closing levels published daily by Standard and Poor's on Bloomberg under the ticker SPXT10UE

The following graph sets forth the historical performance of the S and P 500(R) Index from March 30, 2001 through March
31, 2011 and the performance of the S and P 500 Risk Control Index based on hypothetical back-tested closing levels from March 30, 2001 through May 13, 2009, and actual historical closing levels from May 14, 2009 through March
31, 2011. Over this period, the S and P 500 Risk Control Index had annualized returns of 1.95% with an annualized volatility of 9.86% in comparison to the S and P 500(R) Index which had annualized returns of 1.34% with an annualized volatility of 21.61%. There is no guarantee that the S and P 500 Risk Control Index will outperform the S and P 500(R)
Index, or any alternative strategy during the term of your investment in CDs linked to the S and P 500 Risk Control
Index.

J.P.Morgan                                                                                                              1

Hypothetical performance of the S and P 500(R) Risk Control Index (Mar 30, 2001 - Mar 31, 2011)

S and P 500(R) Index          S and P 500(R) Risk Control Index 10% Excess Return Index

                                        [GRAPHIC OMITTED]

    140
    120
    100
     80
     60
     40
     20
      0

     -01     -02       -03         -40      -05       -06      -07       -08      -09       -10      -11

    Mar      Mar       Mar        Mar      Mar      Mar      Mar       Mar       Mar       Mar     Mar

Summary of hypothetical S and P 500(R) Risk Control Index (Mar 30, 2001 - Mar 31, 2011)

                               S and P 500 Risk Control Index              S and P 500(R) Index
----------------------------------------------------------------------------------------------------------
 Annualized return                       1.95%                                     1.34%
 Annualized volatility                   9.86%                                    21.61%
----------------------------------------------------------------------------------------------------------

Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to May 13, 2009, all retrospective levels provided above and in the graph on the previous page are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Annualized return" is calculated arithmetically and was not calculated on a compound basis.

"Annualized volatility" means the standard deviation of each Index's arithmetic daily returns scaled for a one-year period based on the period from March 30, 2001 through March 31, 2011.

The Index is an excess return index that reflects the hypothetical cost of borrowing at LIBOR to fund a hypothetical investment in the S and P 500(R) Total Return Index (which includes dividend reinvestment). The hypothetical cost of borrowing reflected in the Index may partially or totally offset any gains from the dividend reinvestment feature included in the S and P 500(R) Total Return Index. Accordingly, in order to provide a more meaningful comparison, we have displayed the hypothetical performance, annualized return and annualized volatility of the Index and the price return version of the S and P 500(R) Index in the preceding graph and table.

J.P.Morgan                                                                                                      2

Index description

Dynamic Exposure

The S and P 500 Risk Control Index represents a portfolio with variable exposure to the S and P 500(R) Total
Return Index, which reflects dividend reinvestment in the S and P 500(R) Index, and is funded at LIBOR. The exposure to the S and P 500(R) Total Return Index can range between 0% and 150% and is determined by the level of observed volatility in equity returns. The return of the S and P 500 Risk Control Index consists of two components: (1) the return on the allocation to the S and P 500(R) Total Return Index, which reflects dividend reinvestment in the S and P 500(R) Index, and (2) the cost of borrowing required to fund the equity investment.

Targeting Volatility

The exposure to the S and P 500(R) Total Return Index is adjusted on a daily basis to target a 10% level of volatility. Volatility is a measurement of the variability of returns based on historical performance and, in the case of the case of the Index, is calculated using weightings to give more significance to recent observations. In addition, a short-term measure and a long-term measure of volatility are used to cause the
Index to deleverage quickly, but increase exposure more gradually on a relative basis. If the volatility level reaches a threshold which is above the target volatility, exposure to the S and P 500(R) Total Return Index is reduced. If the risk level is too low, the Index will employ a leverage factor greater than 100% to maintain the target volatility.

The following graph sets forth the hypothetical back-tested exposure to the Underlying Index as well as the observed volatility. For the purposes of this graph, volatility is calculated according to Standard and Poor's(R)
official methodology used in the calculation of the S and P 500 Risk Control Index.

Hypothetical Index leverage and volatility (Mar 30, 2001 - Mar 31, 2011)

                                         Volatility of S and P 500 Total        Target
    90%              Index Leverage      Return                             Volatility            160%

    80%                                                                                           140%

    70%                                                                                           120%

    60%                                                                                           100%

    50%                                                                                           80%
    40%

    30%                                                                                           60%

    20%                                                                                           40%

    10%                                                                                           20%

     0%                                                                                           0%
     Mar-01   Mar-02   Mar-03   Mar-04   Mar-05   Mar-06  Mar-07   Mar-08   Mar-09   Mar-10   Mar-11

Source: Bloomberg and J.P. Morgan

Note: The historical volatility levels of the S and P 500(R) TR are presented for informational purposes only and have inherent limitations.

No representation is made that in the future the S and P 500 TR will have volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.

The hypothetical leverage factors obtained from such back-testing should not be considered indicative of the actual leverage that would be assigned during your investment in the Index. No representation is made that the actual performance of the Index would result in leverage factors consistent with the hypothetical leverage factors displayed in the preceding graph. Actual annualized volatilities and leverage factors will vary, perhaps materially, from this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

J.P.Morgan                                                                                                      3

Risks associated with the S and P 500(R) Risk Control 10% Excess Return

THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS - The Index began publishing on May 13, 2009 and, therefore, has a limited history. S and P has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations. Unlike historical performance, such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance.

THE INDEX MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM THE UNDERLYING INDEX AND MAY NOT ACHIEVE ITS TARGET
VOLATILITY - The Index employs a mathematical algorithm designed to control the level of risk of the Underlying
Index by establishing a specific volatility target and dynamically adjusting the exposure to the Underlying Index based on its observed historical volatility. No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Index. We also can give you no assurance that the Index will achieve its target volatility of 10%.

THE S and P 500(R) RISK CONTROL 10% EXCESS RETURN INDEX IS NOT THE TOTAL RETURN INDEX AND IS SUBJECT TO SHORT-TERM
MONEY MARKET FUND BORROWING COSTS - As an "excess return" index, the S and P 500(R) Risk Control 10% Excess Return
Index calculates the return on a leveraged or deleveraged investment in the Underlying Index where the investment was made through the use of borrowed funds. By contrast, the S and P 500(R) Risk Control 10% Total Return
Index is a "total return" index which tracks returns of varying allocation between the Underlying Index and an accumulating cash position according to the target volatility. Investments linked to this "excess return" index, which represents an unfunded position in the Underlying Index, will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or cash component of the "total return" index, which represents a funded position in the Underlying Index.

THE INDEX DYNAMICALLY ADJUSTS EXPOSURE TO THE UNDERLYING INDEX BASED ON HISTORIC VOLATILITY THAT CAN LEAD TO AN
UNDEREXPOSURE TO THE PERFORMANCE OF THE UNDERLYING INDEX - The Index represents a portfolio consisting of the
Underlying Index and a borrowing cost component accruing interest based on U.S. overnight LIBOR. The Index dynamically adjusts its exposure to the Underlying Index based on the Underlying Index's historic volatility.
The Index's exposure to the Underlying Index will decrease when historical volatility causes the risk level of the Underlying Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the
Underlying Index and the Underlying Index subsequently appreciates significantly, the Index will not participate fully in this appreciation.

OUR AFFILIATE, J.P. MORGAN SECURITIES INC., HELPED DEVELOP THE S and P 500(R) RISK CONTROL 10% EXCESS RETURN INDEX -
J.P. Morgan Securities Inc. ("JPMSI"), one of our affiliates, worked with S and P in developing the guidelines and policies governing the composition and calculation of the S and P 500(R) Risk Control 10% Excess Return Index.
Although judgments, policies and determinations concerning the S and P 500(R) Risk Control 10% Excess Return Index
were made by JPMSI, JPMorgan Chase and Co., as the parent company of JPMSI, ultimately controls JMPSI.

In addition, the policies and judgments for which JPMSI was responsible could have an impact, positive or negative, on the level of the S and P 500(R) Risk Control 10% Excess Return Index. JPMSI is under no obligation to consider your interests as an investor.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors"
section in the relevant disclosure statement and the "Selected Risk Considerations" in the relevant term sheet or disclosure supplement.

J.P.Morgan                                                                                                      4